MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE		OF COUNSEL
(212) 486-2500		JAY D. FISCHER
EDWARD C. KRAMER
KEVIN J. MCGRAW
ARTHUR L. PORTER, JR
JON M. PROBSTEIN
TELECOPIER		SEYMOUR REITKNECHT
(212) 486-0701		I. FREDERICK SHOTKIN

September 4, 2008

VIA EDGAR CORRESPONDENCE

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street N.E. Stop 7010
Washington, D.C. 20549

Re:	American Metal & Technology, Inc. (the “Company”) Form 10-KSB for the fiscal year ended December 31, 2007 File No. 033-19048-NY

Dear Mr. Decker:

We are writing in response to your comment letter dated July 21, 2008, with respect to the assessment by the management of the Company of its internal control of financial reporting as of the year ended December 31, 2007.  Pursuant to the advice of Lisa Haynes, Staff Accountant, we are submitting our proposed changes in this letter prior to formally amending the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2007.

The following is our proposed language with respect to the Company’s assessment of its internal control of financial reporting:

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in the Securities Exchange Act of 1934 Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance with respect to the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2007 based upon the criteria set forth in a framework developed by our management. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, walkthroughs of the operating effectiveness of controls and a conclusion with respect to this evaluation. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007 and no material weaknesses were discovered.

This annual report does not include an attestation report of the Company’s registered public accounting firm with respect to internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission which permit us to provide only our management’s report in this annual report.

We believe that this addition is in compliance with the required disclosures pursuant to Item 308T(a) of Regulation S-B.

If you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Mintz & Fraade, P.C.

By:	/s/ Alan P. Fraade
Alan P. Fraade

cc:  American Metal & Technology, Inc.